Nexa Reports Third Quarter 2022 Exploration Results

Luxembourg, October 27, 2022 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the third quarter of 2022. This document contains forward-looking statements.

Summary

Nexa’s drilling strategy for 2022 is focused on near-mine expansion brownfield and infill drilling, including the Aripuanã project which is in the ramp-up stage. Additional exploratory drilling is also planned for greenfield projects with a favorable perspective.

Exploration expenditure and drilling production are running close to budget and drilling schedule. By the end of the third quarter, cumulative drilling production achieved 199,639 meters with 59,127 meters from exploratory drilling and 140,512 meters from infill drilling. Total exploratory drilling in 3Q22 was 24,693 meters with 14,997 meters from Peru, 6,800 meters from Brazil, and the remaining 2,895 meters from Namibia. Exploratory drilling planned for the next quarter includes 13,980 meters in Peru with ten rigs, 9,740 meters in Brazil with nine rigs, and 4,650 meters in Namibia with three rigs, totaling 28,380 meters.

Commenting on the report, Jones Belther, Senior Vice-President of Mineral Exploration & Business Development, said “Our brownfield exploration programs have progressed as planned and initial results continue to indicate we have the potential to extend the life of mine of our current operations. At Cerro Lindo, Pucasalla’s target has continued to be extended to the southeast with intersections ranging from 4 to 13 meters. At the Pasco complex, the Integración orebody confirmed continuity at depth below level 3300 in two holes with multiple intersections such as 4 meters grading 4.15% Zn and 0.87% Pb. At Orebody Norte in the San Gerardo open pit, we confirmed deep mineralization continuity, highlighted by hole PEATD01522 with 5.5 meters grading 3.62% Zn, 4.32% Pb, 89.83 g/t Ag and 0.42g/t Au; 2.1m grading 7.51% Zn, 1.47% Pb, 42.74 g/t Ag and 1.20 g/t Au and 9.9 meters grading 2.22% Zn, 0.99% Pb and 0.45 g/t Au. At the Morro Agudo/Bonsucesso trend the Poções target, which is located four kilometers northwest of Bonsucesso, confirmed assay results similar to Bonsucesso with 3.7 meters grading 3.68% Zn and 0.41% Pb reinforcing the potential to expand Bonsucesso Mineral Resources.

In the Hilarión project, at the Hilarión Oeste target, which is located one kilometer southwest of the Hilarión deposit, three scout holes confirmed a skarn mineralized zone occurring as multiple lenses with up to 32 meters in width below outcropping zinc and lead occurrences revealing a mineralized parallel trend adjacent to the Hilarión deposit. At Aripuanã, the Ambrex infill program was completed confirming a thick and high-grade intersection which should support the conversion of Inferred Mineral Resources to Indicated Mineral Resources. New assay results received in 3Q22 are highlighted by holes BRAPD000101 with 34.8 meters grading 7.26% Zn, 11.53% Pb, 420.53 g/t Ag and 0.29 g/t Au (Ambrex body) and 60.4 meters grading 4.56% Zn, 2.04% Pb, 0.53 g/t Au and 46.64 g/t Ag (Babaçu body), and by hole BRAPD000092 with 58.7 meters grading 2.06% Zn and 0.96% Pb and 33.3 meters grading 2.46% Zn and 0.75% Pb (Ambrex body)”.

Cerro Lindo

In 3Q22, the exploration program continued to focus on extensions of known orebodies to the southeast of Cerro Lindo, and at the Pucasalla target, 4.5 km to the northwest of the mine. There are currently five operating drill rigs.

During the period, a total of 5,845 meters of exploration drilling and 13,108 meters of infill drilling were executed, which totaled 19,335 meters and 40,069 meters in 9M22, respectively. Exploration underground drilling included 2,945 meters in orebody 9, and orebody 10 and at Festejo Oeste. An additional 2,900 meters of surface drilling were completed at Pucasalla.

Continuity to the southeast of the Pucasalla mineralized zone was confirmed with drill hole PECLD06391 with 4.0 meters @ 1.30% Zn and 0.76% Pb and two other drill holes with mineralized sections awaiting assay results. Inside the mine, at orebody 9, only one out of three holes confirmed mineralization continuity in hole PECLD06364 with 6.8 meters @ 2.23% Zn. In the drilling of orebody 10, the deepening extension was intercepted by hole PECLD06431 with 87.85m of massive pyrite with no significant zinc mineralization.

CERRO LINDO 3Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
PECLD06391	Pucasalla	824.0	828.0	4.0	1.30	0.76	0.01	12.67	0.03
PECLD06461	Pucasalla	581.4	590.0	8.6	PAR	PAR	PAR	PAR	PAR
And	Pucasalla	590.7	599.1	8.4	PAR	PAR	PAR	PAR	PAR
PECLD06471	Pucasalla	556.6	569.8	13.2	PAR	PAR	PAR	PAR	PAR
And	Pucasalla	625.6	635.3	9.7	PAR	PAR	PAR	PAR	PAR
PECLD06364	OB 9	321.5	328.3	6.8	2.23	0.01	0.07	2.98	0.01
PECLD06431	OB10	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06454	OB 9	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06480	OB10	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PECLD06501	OB 9	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

2

388000
390000
392000
394000
8558000
8556000
8554000
N
PUCASALLA
PECLD06391
A
B
PUCASALLA SUR
0
1 km
OB12
OB10
PECLD06364
CERRO LINDO
D
OB9
OB5B
C
2022 drilling program
Surface drilling
Underground drilling
Mineralization

NW
A
SE
B
2200m
2200m
4m @ 1.30% Zn + 0.76% Pb
Pucasalla
1600m
1600m
PECLD06391
1400m
200 m
Dacite flows
Andesite flows
Mineralization

3

For 4Q22, we plan to continue drilling the Pucasalla target from the surface with two rigs towards the southeast extensions (1,820 meters). Inside the mine, the objective is to continue drilling to the east of orebody 9 and deepening orebody 10 (2,300 meters with two rigs) and start drilling at the Pucasalla Sur geophysical anomaly located 1 kilometer northwest of the mine with 1,200 meters.

El Porvenir

The exploration drilling strategy continues to focus on extending the existing satellite mineralized bodies along strike and at depth. In 3Q22, 4,499 meters of exploratory underground drilling and 8,735 meters of infill drilling were executed, totaling 13,104 meters and 28,071 meters in 9M22, respectively. A total of 1,389 meters were drilled at the Integración orebody in 3Q22 with one rig, 1,707 meters at the Carmen Norte 3 target with one rig, 656 meters at Porvenir Sur and 748 meters at the P2SW Deep target with one rig. The Éxito target was not drilled as planned in 2Q22 due to a delay in underground drift development.

At the Integración target hole PEEPD02300 confirmed the continuity of the mineralization in breccia down to level 3300 with 4.0 meters @ 4.15% Zn and 0.87% Pb. Likewise, hole PEEPD02339 confirmed the presence of massive structures and opened a new mineralized zone to the northeast of the Integración breccia (pending assay results). At Carmen Norte 3 and P2SW targets, the presence of mineralized zones was confirmed by holes PEEPD02307 with 3.4 meters @ 3.75 g/t Au; PEEPD02341 with pending results; and PEEPD02328 with 5.0 meters @ 2.42% Zn, 0.47% Pb and 0.76 g/t Au.

4

EL PORVENIR 3Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
PEEPD02300	Integración	692.9	696.9	4.0	2.56	0.64	0.06	21.42	0.10
And	Integración	713.4	717.4	4.0	4.15	0.87	0.08	23.95	0.16
And	Integración	926.3	932.4	6.1	2.30	0.32	0.20	27.26	0.05
PEEPD02339	Integración	714.2	718.0	3.8	PAR	PAR	PAR	PAR	PAR
And	Integración	790.2	799.4	9.2	PAR	PAR	PAR	PAR	PAR
And	Integración	804.4	808.8	4.4	PAR	PAR	PAR	PAR	PAR
PEEPD02307	CN3	722.0	725.4	3.4	0.39	0.14	0.00	8.53	3.73
PEEPD02328	P2SW Deep	351.9	356.9	5.0	2.42	0.47	0.00	11.22	0.76
PEEPD02341	CN3	735.4	742.1	6.6	PAR	PAR	PAR	PAR	PAR
PEEPD02333	CN3	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEEPD02372	CN3	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

5

A
B
3400m
3200m
3200m
2800m
17.7m @ 1.91% Zn +0.93% Pb +43.74g/t Ag +0.65 g/t Au
19.2m @ 1.39% Zn +0.54% Pb +140.59g/t Ag +0.25g/t Au
32.0m @ 1.16% Zn +0.80% Pb +314.80g/t Ag +0.20g/t Au
PEEPD02233
10.9m @ 1.40% Zn +0.90% Pb +46.30g/t Ag +0.50g/t Au
2Q22
11.7m @ 2.50% Zn +1.20% Pb +52.80g/t Ag +0.3g/t Au
2Q22
5.4m @ 1.90% Zn +1.00% Pb +98.00g/t Ag +0.90g/t Au
2Q22
12.0m @ 2.70% Zn +1.60% Pb +212.00g/t Ag +0.60g/t Au
2Q22
5.4m @ 2.40% Zn +1.40% Pb +51.60g/t Ag +0.40g/t Au
2Q22
4.0m @ 2.56% Zn +0.64% Pb +21.42g/t Ag +0.10g/t Au
3Q22
4.0m @ 4.15% Zn +0.87% Pb +23.95g/t Ag +0.16g/t Au
3Q22
6.1m @ 2.3% Zn +0.32% Pb +27.26g/t Ag +0.05g/t Au
3Q22
5.1m @ 1.45% Zn +1.48% Pb +36.33g/t Ag
PEEPD02300
PEEPD02266
200 m
Andesite
Intrusive
Breccia
Limestone

For 4Q22, we plan to continue with the exploration of the Integración orebody at level 3300 and to confirm mineralization at levels 3730 and 4050 by drilling 3,700 meters with two rigs, and to investigate the Porvenir Sur body from level 3600 (1,800 meters with one rig) and Carmen Norte 3 (1,000 meters with one rig).

Atacocha

During the third quarter, drilling activities continued investigating the lateral extensions of the existing mineralized bodies from the San Gerardo open pit. Drilling was focused on the Asunción orebody, orebody 17 and at Orebody Norte. In 3Q22, 3,033 meters were drilled with one rig totaling 9,110 meters in 9M22.

6

The continuity at depth of the mineralization of the Orebody Norte at the northern extension of Tajo San Gerardo was confirmed by hole PEATD01522 with 5.5 meters @ 3.62% Zn, 4.32% Pb, 89.83 g/t Ag and 0.42g/t Au; 2.1 meters @ 7.51% Zn, 1.47% Pb, 42.74 g/t Ag and 1.20 g/t Au and 9.9 meters @ 2.22% Zn, 0.99% Pb and 0.45 g/t Au. In orebody 17, the continuity of the mineralization in hole PEATD01526 with 2.6 meters @ 2.81% Zn, 2.10% Pb, 40.50 g/t Ag and 0.73 g/t Au was confirmed at higher levels.

ATACOCHA - SAN GERARDO - 3Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
PEATD01519	OB Norte	55.6	59.5	3.9	1.11	0.75	0.01	174.02	11.71
And	OB Norte	347.1	354.9	7.8	3.72	1.18	0.02	47.37	0.51
PEATD01520	OB Norte	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEATD01521	OB Norte	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEATD01522	OB Norte	117.2	122.7	5.5	3.62	4.32	0.08	89.83	0.42
And	OB Norte	139.6	141.7	2.1	7.51	1.47	0.01	42.74	1.20
And	OB Norte	148.7	158.5	9.9	2.22	0.99	0.01	16.98	0.45
PEATD01523	OB Asunción	75.4	78.0	2.6	3.01	1.36	0.05	36.45	0.11
And	OB Asunción	135.2	138.1	2.9	4.05	1.88	0.01	36.70	0.07
PEATD01524	OB Asunción	133.5	143.7	10.2	1.06	0.78	0.03	23.02	0.19
PEATD01525	OB 17	6.1	11.5	5.5	1.83	0.91	0.02	19.38	0.46
PEATD01526	OB 17	51.3	53.9	2.6	2.81	2.10	0.01	40.50	0.73
And	OB 17	106.1	113.1	7.1	1.66	1.81	0.06	48.71	0.10
And	OB 17	308.5	312.8	4.4	3.74	2.64	0.04	31.85	0.26
PEATD01527	OB 17	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEATD01528	OB 17	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEATD01529	OB 17	165.6	170.1	4.5	PAR	PAR	PAR	PAR	PAR
And	OB 17	230.5	236.0	5.4	PAR	PAR	PAR	PAR	PAR
And	OB 17	256.2	259.7	3.4	PAR	PAR	PAR	PAR	PAR
PEATD01530	OB 17	206.6	212.3	5.7	PAR	PAR	PAR	PAR	PAR
And	OB 17	215.5	219.5	4.0	PAR	PAR	PAR	PAR	PAR
PEATD01531	OB 17	47.7	50.7	3.0	PAR	PAR	PAR	PAR	PAR

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

7

366750
367000
367250
367500
367750
368000
8830500
8830250
8830000
8829750
N
Norte orebody
Fault system 13
A
A´
Fault 1
Chercher orebody
Cuerpo orebody
Asuncion orebody
San Gerardo open pit
Orebody 17
Claudia orebody
0
250m
2022 drilling program
2022 planned holes
2022 completed holes
Ore bodies

SW
A
NE
A´
4300m
4250m
4200m
4150m
PEATD01522
Norte Orebody
2.1m @ 7.51% Zn, 1.47% Pb, 1.20g/t Au
5.5m @ 3.62% Zn, 4.32%Pb, 89.83 g/t Ag, 0.42g/t Au
9.9m @ 2.22% Zn, 0.99%Pb, 0.45g/t Au
Sandstone
Limestone
Ore bodies
50m

For 4Q22, we plan to continue drilling at Orebody Norte (168 meters), and to verify the projection of orebody 17 at level 4250 (992 meters) with one rig.

Hilarión

In 3Q22, two holes PEHILD000051 and PEHILD000053 were drilled at the San Martín target, intercepting 03 thin veins with an average width of 0.9 meters, below the three meter minimum width, and average grades of 3.40% Zn and 0.44% Pb in the diorite - limestone contact from the Juamasha

8

Formation. In the Hilarión Oeste target, which is located one kilometer southwest of Hilarión deposit, three drill holes PEHILD000052, PEHILD000054 and PEHILD000055 confirmed the continuity of the mineralization at depth and the alteration of skarn and calcsilicates that outcrop on surface (level 4800) down to below level 4400. Hole PEHILD000052 revealed 16.0 meters @ 2.91% Zn and 22.3 meters @ 5.88% Zn. In 3Q22, a total of 4,630 meters were drilled, totaling 5,590 meters in 9M22.

HILARION - 3Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t
PEHILD000051	San Martín	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEHILD000052	Hilarión Oeste	34.4	38.6	4.2	1.88	1.47	0.02	34.73
And	Hilarión Oeste	76.2	80.1	3.9	2.42	0.57	0.02	30.71
And	Hilarión Oeste	84.8	95.9	11.1	1.87	1.62	0.02	35.99
And	Hilarión Oeste	127.8	131.5	3.6	0.85	1.22	0.01	20.43
And	Hilarión Oeste	183.5	189.0	5.5	8.19	0.29	0.02	49.67
And	Hilarión Oeste	196.4	199.5	3.2	6.03	1.08	0.02	78.50
And	Hilarión Oeste	259.9	263.8	3.9	2.38	0.06	0.00	12.49
And	Hilarión Oeste	268.1	272.0	3.9	2.81	0.24	0.00	28.15
And	Hilarión Oeste	284.1	288.8	4.7	7.45	0.21	0.00	62.35
And	Hilarión Oeste	291.6	295.5	3.9	5.49	0.07	0.00	26.39
And	Hilarión Oeste	379.0	394.9	16.0	2.91	0.05	0.01	7.17
And	Hilarión Oeste	415.5	437.8	22.3	5.88	0.01	0.02	2.71
And	Hilarión Oeste	1091.5	1094.6	3.1	2.60	0.03	0.14	12.26
PEHILD000053	San Martín	NSI	NSI	NSI	NSI	NSI	NSI	NSI
PEHILD000054	Hilarión Oeste	155.1	161.4	6.3	1.27	0.80	0.06	15.85
And	Hilarión Oeste	209.8	215.4	5.6	2.13	0.65	0.16	85.86
And	Hilarión Oeste	251.5	258.1	6.7	2.57	0.24	0.08	37.44
And	Hilarión Oeste	303.5	326.8	23.3	2.60	0.70	0.07	46.46
And	Hilarión Oeste	335.3	350.9	15.7	1.87	0.44	0.05	12.38
Including	Hilarión Oeste	336.8	342.0	5.2	3.49	0.44	0.03	12.81
And	Hilarión Oeste	370.9	378.5	7.6	PAR	PAR	PAR	PAR
And	Hilarión Oeste	461.2	464.2	3.1	PAR	PAR	PAR	PAR
And	Hilarión Oeste	608.7	612.9	4.2	PAR	PAR	PAR	PAR
And	Hilarión Oeste	615.4	623.5	8.1	PAR	PAR	PAR	PAR
And	Hilarión Oeste	654.5	676.3	21.8	PAR	PAR	PAR	PAR
And	Hilarión Oeste	869.6	905.4	35.8	PAR	PAR	PAR	PAR
PEHILD000055	Hilarión Oeste	30.1	33.6	3.6	PAR	PAR	PAR	PAR
And	Hilarión Oeste	69.3	73.6	4.3	PAR	PAR	PAR	PAR
And	Hilarión Oeste	76.0	79.6	3.6	PAR	PAR	PAR	PAR
And	Hilarión Oeste	85.7	89.7	4.0	PAR	PAR	PAR	PAR
And	Hilarión Oeste	114.1	117.8	3.7	PAR	PAR	PAR	PAR
And	Hilarión Oeste	171.6	185.0	13.4	PAR	PAR	PAR	PAR
And	Hilarión Oeste	451.0	456.4	5.4	PAR	PAR	PAR	PAR
And	Hilarión Oeste	683.6	690.0	6.4	PAR	PAR	PAR	PAR
And	Hilarión Oeste	790.0	810.0	20.0	PAR	PAR	PAR	PAR
And	Hilarión Oeste	833.0	844.9	11.9	PAR	PAR	PAR	PAR
And	Hilarión Oeste	933.8	948.9	15.1	PAR	PAR	PAR	PAR
And	Hilarión Oeste	955.9	965.9	10.0	PAR	PAR	PAR	PAR

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

9

278000
279000
280000
281000
8896000
8895000
8894000
N
Hilarión Norte
PEHILD0000051
PEHILD0000057
San Martín
PEHILD0000053
A´
PEHILD0000054
Hilarión
Hilarión Oeste
PEHILD0000055
PEHILD0000052
A
PEHILD0000056
Yanashallash Trust Fault
Limestone
Marble
Skarn
Rhyodacite
Diorite
Mineralized zones
Completed drilling
Drilling in progress
300m

A
A´
5000
4800
4600
4400
4200
6.0m @ 7.01% Zn, 0.58% Pb
6.7m @ 5.83% Zn, 0.06% Pb
8.0m @ 6.98% Zn, 0.02% Pb
14.2m @ 5.31% Zn, 0.13% Pb
22.3m @ 5.88% Zn
16.0m @ 2.91% Zn
5.5m @ 8.19% Zn, 0.29% Pb
11.1m @ 1.87% Zn, 1.62% Pb
PEHILD000055
(Pending assay results)
Hilarión Oeste
Hilarión
PEHILD000052
16.4m @ 0.71% Zn
?
?
Historical drilling
2022 drilling
Limestone
Marble
Skarn
Rhyodacite
Diorite
Mineralized zones
100m

For 4Q22, drilling will continue at the Hilarión Oeste target with the objective of exploring the continuity of the mineralization at depth at elevation 4,200, the continuity to the north at elevation 4,500 and at the Hilarión Norte integration that is aligned in the Hilarión northwestern direction. A total of 2,160 meters of drilling is planned in the next quarter to be carried out with two rigs.

10

Vazante

The brownfield exploration at Vazante proceeded by targeting the expansion of existing mineralized zones at the mine’s northern extension and at the Varginha Norte trend. In 3Q22, 911 meters of exploratory drilling were completed in two holes in the Extremo Norte area with one rig. An additional 8,370 meters of infill drilling were carried out with three rigs at the Vazante mine totaling 2,189 meters and 32,082 meters in 9M22, respectively.

Drillhole BRBVZEND000052 at the Extremo Norte intercepted the hydrothermal breccia at depth with zinc grades up to 2% Zn but below minimum width of three meters. At Varginha Norte hole BRBVZEND000055 is in progress with no signifficant intersection so far.

For 4Q22, we plan to continue the extension drilling program in the Extremo Norte area, where we plan to drill 2,750 meters with one rig, including 2,200 meters at Extremo Norte and 550 meters at the Varginha Norte trend.

Morro Agudo

During 3Q22, drilling was focused on expansion drilling in the central part of Bonsucesso completing the 2022 campaign. A total of 1,260 meters was carried out at Bonsucesso, with two rigs, totaling 7,830 meters in 9M22. At the Morro Agudo mine, 1,832 meters of infill drilling was carried out in 3Q22 totaling 5,428 meters in 9M22.

The drilling at Bonsucesso confirmed a deep plunging structure with hole BRMAMBSCD000243 with 10.8 meters @ 2.60% Zn and 0.37% Pb and more to the south with hole BRMAMBSCD000246 with 3.0 meters @ 3.21% Zn and 0.80% Pb. At the Poções target, pending assay results from hole BRVZPC000006 confirmed three mineralized intervals ranging from 3.0 to 4.6 meters with zinc grades between 2.72% and 3.68%. The confirmation of zinc and lead mineralization at Poções with similar grades and signatures compared to Bonsucesso encourages further investigation along the four-kilometer trend between the two targets.

11

MORRO AGUDO 3Q22 MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%
BRMAMBSCD000243*	Bonsucesso	326.9	337.7	10.8	2.60	0.37
BRMAMBSCD000246	Bonsucesso	309.8	312.8	3.0	3.21	0.80
BRMAMBSCD000247	Bonsucesso	NSI	NSI	NSI	NSI	NSI
BRMAMBSCD000249	Bonsucesso	NSI	NSI	NSI	NSI	NSI
BRVZPCD000006*	Poções	209.5	214.1	4.6	2.72	0.31
And	Poções	256.5	259.5	3.0	3.24	0.22
And	Poções	288.5	292.2	3.7	3.68	0.41

Note: Intervals with assays not reported here have no consistent samples > 2.5% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. (*) drill holes completed in 2Q22 with assay results received in 3Q22.

309000
310000
311000
8109000
8108000
8107000
8106000
N
A
A'
B
B'
2022 3Q done holes
2022 completed holes
Historical drilling
Silexite/ Chert
Hydrothermal breccia
Dolomite
Black shale
500m

12

A
BRMAMBSCD000243
A'
500m
450m
400m
350m
300m
250m
200m
10.8m @ 2.60% Zn + 0.37% Pb
50m
Hydrothermal Breccia
Soil
Marl
Dolomite
Black shale

B
BRMAMBSCD000246
B'
500m
450m
400m
350m
300m
250m
200m
3.0m @ 3.21% Zn + 0.80% Pb
50m
Hydrothermal Breccia
Soil
Marl
Dolomite
Black shale

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The 2022 drilling campaign at Bonsucesso was completed. In 4Q22, we plan to update the Bonsucesso geological and resource model.

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Aripuanã

The Aripuanã exploration strategy focuses on increasing Mineral Resources at the Ambrex orebody and Babaçu exploration target, which lies to the southeast of the Ambrex deposit. The 2022 Ambrex infill drilling campaign has been completed during 3Q22 and the drill rigs were moved to complete the Babaçu exploratory campaign during 4Q22.

In 3Q22, 7,566 meters of infill drilling were completed at Ambrex with eight rigs and additional 4,630 meters of exploratory drilling were completed at Babaçu. A total of 31,468 meters of infill drilling and 5,590 meters of exploratory drilling were produced in 9M22. Assay results received in 3Q22 are highlighted by holes BRAPD000101 with 34.8 meters @ 7.26% Zn, 11.53% Pb, 420.53 g/t Ag and 0.29 g/t Au intercepting the Ambrex body and 60.4 meters @ 4.56% Zn, 2.04% Pb, 0.53 g/t Au and 46.64 g/t Ag intercepting the Babaçu body, and by hole BRAPD000092 with 58.7 meters @ 2.06% Zn and 0.96% Pb and 33.3 meters @ 2.46% Zn and 0.75% Pb. A summary of the major intercepts from the Ambrex infill program is shown below. In general, the drillholes indicate that mineralization has been confirmed which should support the conversion of Inferred Mineral Resources to Indicated Mineral Resources.

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ARIPUANÃ - MAIN INTERSECTIONS 2022 - Ambrex Infill and Babaçu NW
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
BRAPD000087	Ambrex	377.0	522.0	145.0	2.80	0.92	0.04	22.39	0.21
including	Ambrex	381.5	400.4	18.9	6.13	2.14	0.02	89.06	0.35
including	Ambrex	438.1	469.0	30.9	5.41	1.65	0.09	26.33	0.32
BRAPD000088	Ambrex	296.0	365.6	69.6	4.25	1.75	0.05	47.31	0.11
including	Ambrex	296.0	313.8	17.8	2.81	1.21	0.08	61.50	0.10
including	Ambrex	353.6	365.6	11.9	16.05	6.12	0.09	111.52	0.36
And	Ambrex	380.0	465.3	85.3	4.69	1.49	0.03	21.67	0.16
including	Ambrex	390.2	402.0	11.8	4.49	1.18	0.02	17.43	0.19
including	Ambrex	433.3	462.3	29.0	10.78	3.49	0.04	49.68	0.34
BRAPD000092	Ambrex	375.0	433.7	58.7	2.06	0.96	0.01	32.37	0.06
including	Ambrex	377.9	389.8	11.9	5.21	1.69	0.01	70.40	0.11
And	Ambrex	449.0	482.3	33.3	2.46	0.75	0.25	12.80	0.19
including	Ambrex	466.9	479.0	12.1	5.35	1.43	0.28	17.38	0.25
And	Ambrex	500.9	507.2	6.3	0.05	0.00	1.32	17.31	0.56
BRAPD000097	Ambrex	376.0	450.8	74.8	3.89	1.19	0.02	36.21	0.38
Including	Ambrex	379.7	396.5	16.8	7.58	1.90	0.02	100.08	0.85
Including	Ambrex	417.4	431.0	13.7	5.21	1.74	0.03	26.00	0.22
And	Ambrex	455.2	468.5	13.4	0.15	0.07	0.24	4.14	0.72
BRAPD000100	Ambrex	365.2	441.0	75.8	1.45	1.11	0.02	42.45	0.04
including	Ambrex	365.2	372.1	7.0	4.63	1.69	0.05	62.85	0.06
including	Ambrex	431.6	441.0	9.4	2.72	5.26	0.02	199.38	0.14
And	Babaçu	604.4	616.5	12.2	1.26	0.93	0.01	49.54	0.06
And	Babaçu	634.4	642.6	8.3	1.53	0.53	0.06	6.83	0.30
And	Babaçu	679.8	685.2	5.4	0.02	0.00	0.52	4.90	0.44
And	Babaçu	745.2	756.4	11.2	0.02	0.00	0.62	5.36	0.25
BRAPD000101	Ambrex	331.9	366.7	34.8	7.26	11.53	0.15	420.53	0.29
And	Babaçu	577.6	638.1	60.4	4.56	2.04	0.29	46.64	0.53
And	Babaçu	665.9	680.6	14.7	5.25	1.97	0.09	36.87	0.18
And	Babaçu	683.0	719.2	36.2	0.66	0.53	0.79	21.59	0.42
And	Babaçu	722.8	788.2	65.5	2.34	0.84	0.01	28.50	0.09
including	Babaçu	745.3	762.6	17.4	5.17	1.75	0.02	56.45	0.13
And	Babaçu	805.4	842.0	36.7	4.51	2.16	0.04	60.49	0.13
including	Babaçu	805.4	827.2	21.8	6.99	3.42	0.06	84.17	0.20
And	Babaçu	865.3	887.6	22.3	0.30	0.01	0.76	14.13	0.08
BRAPD000102	Ambrex	247.3	261.2	13.9	6.55	1.32	0.20	0.26	17.69
BRAPD000103	Ambrex	246.9	280.1	33.2	2.58	0.90	0.05	17.30	0.09
And	Ambrex	295.2	426.0	130.8	2.66	0.87	0.02	10.17	0.08
Including	Ambrex	316.5	334.7	18.3	4.67	1.50	0.02	21.33	0.22
Including	Ambrex	349.9	387.2	37.3	3.87	1.49	0.03	13.54	0.10
Including	Ambrex	406.8	426.0	19.2	3.86	0.71	0.03	53.75	0.03
BRAPD000112	Ambrex	420.3	465.0	44.7	7.76	1.38	0.33	27.63	0.34
And	Ambrex	465.0	490.2	25.2	0.17	0.18	2.49	34.16	2.85
BRAPD000127	Ambrex	315.9	346.0	30.1	6.01	6.28	0.07	216.07	0.12
Including	Ambrex	325.7	343.6	17.9	8.66	7.52	0.09	253.00	0.16
And	Babaçu	570.0	611.6	41.6	3.82	1.78	0.07	37.92	0.16
Including	Babaçu	594.1	611.6	17.5	7.87	4.02	0.14	84.39	0.36
BRAPD000131	Ambrex	393.4	431.6	38.2	3.31	1.09	0.05	24.00	0.05
Including	Ambrex	393.4	399.9	6.5	8.74	3.63	0.05	98.00	0.15
BRAPD000140	Ambrex	469.3	562.1	92.9	6.21	1.39	0.06	21.44	0.39
Including	Ambrex	489.5	537.5	48.1	9.71	1.91	0.09	28.75	0.64

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or assay results are pending. True widths of the mineralized intervals are unknown at this time.

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17

C
D
BRAPD000112
BRAPD000140
BRAPD000092
200m
0m
-200m
-400m
Ambrex
58.7m @ 2.06% Zn + 0.96% Pb + 32g/t Ag
Including:
11.9m @ 5.21% Zn + 1.69% Pb + 70.40 g/t Ag
44.7m @ 7.76%Zn + 1.38% Pb + 0.33% Cu + 0.34g/t Au + 28g/t Ag
33.3m @ 2.46% Zn + 0.75% Pb
Including:
12.1m @ 5.35% Zn + 1.43% Pb
92.9m @ 6.21% Zn + 1.39% Pb + 0.39g/t Au
Including:
36.5m @ 10.51% Zn + 1.89% Pb + 0.74 g/t Au
Sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks
200m

E
F
BRAPD000101
BRAPD000100
200m
0m
-200m
-400m
34.8m @ 7.26% Zn + 11.53% Pb + 0.29g/t Au + 420.53g/t Ag
Ambrex
Babaçu
NW Extension
60.4m @ 4.56% Zn + 2.04% Pb + 0.29% Cu + 0.53g/t Au + 46.64/t Ag
14.7m @5.25% Zn + 1.97% Pb
36.2m @ 0.79% Cu + 0.42g/t Au
65.5m @ 2.34% Zn + 0.84%Pb
36.7m @ 4.51% Zn + 2.16%Pb
22.3m @ 0.76% Cu + 0.08g/t Au
75.8m @ 1.45% Zn + 1.11% Pb + 42.45g/t Ag
Including:
7.0m @ 4.63% Zn + 1.69% Pb + 62.85.45g/t Ag
9.4m @ 2.72% Zn + 5.26% Pb + 199.38g/t Ag
12.2m @ 1.26% Zn + 0.93% Pb + 49.54g/t Ag
8.3m @ 1.53% Zn + 0.53% Pb
5.4m @ 0.52% Cu + 0.44g/t Au
11.2m @ 0.62% Cu + 0.25g/t Au
200m
Sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

For 4Q22, the drilling campaign will focus in the Babaçu mineral deposit, for resource definition (2,500 meters) and resource expansion at the northwest extension (7,000 meters) with eight rigs.

Namibia

Namibia is strategically important to Nexa for the development of copper exploration projects and mining activities outside Latin America. Otavi and Namibia North joint venture projects are well placed in a copper province in the northern part of the country.

During 3Q22, drilling activity was focused on the Border and Askevold targets of the Namibia North project and upsides of Target 13 in the Otavi project. In addition, we concluded the soil geochemistry survey at the Tsumeb East and De Vallei targets to outline new drilling targets. Exploratory work in Namibia is targeting high-grade copper sediment hosted deposits along the fertile Tsumeb and Kombat belts.

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Otavi Project

The drilling program was resumed in July 2022, focused on the upwards extension of Target T-13 mineralization and along strike in shear zone that controls the known mineralization. A total of 1,080 meters were drilled within 6 holes totaling 2,216 meters in 9M22. The hole NAOTVD000112 has intersected two mineralized intervals in the upward extension of T-13, with assay results still pending.

OTAVI 3Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Cu%	Ag g/t
NAOTVD000111	T-13	NSI	NSI	NSI	NSI	NSI
NAOTVD000112	T-13	62.6	81.6	19.0	PAR	PAR
And	T-13	94.1	113.5	19.4	PAR	PAR
NAOTVD000113	T-13	NSI	NSI	NSI	NSI	NSI
NAOTVD000114	T-13	NSI	NSI	NSI	NSI	NSI
NAOTVD000115	T-13	NSI	NSI	NSI	NSI	NSI
NAOTVD000116	T-13	NSI	NSI	NSI	NSI	NSI

Note: Intervals with assays not reported here have no consistent samples > 0.5% Copper over three meters or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refer to no significant intercept. PAR refers to pending assay results.

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Namibia North Project

In the Namibia North project, the program was focused on testing geochemical and geophysics anomalies associated with the thrust fault system at the Border and Askevold targets. The area sits 13 km east of Deblin target mineralization. During 3Q22, a total of 1,816 meters were drilled with one drill rig, out of the originally planned 2,500 meters. The meterage was not fully completed due to the limited number of rigs available. In 9M22, a total of 3,921 meters were drilled at this project. The holes NANAND000047 and NANAND000048 had five- and twelve-meter mineralized intersections respectively. Assay results are still pending.

Namibia North -3Q22 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Cu%	Ag g/t
NANAND000042	Askevold	NSI	NSI	NSI	NSI	NSI
NANAND000043	Askevold	NSI	NSI	NSI	NSI	NSI
NANAND000044	Askevold	NSI	NSI	NSI	NSI	NSI
NANAND000045	Askevold	NSI	NSI	NSI	NSI	NSI
NANAND000046	Askevold	NSI	NSI	NSI	NSI	NSI
NANAND000047	Askevold	98.0	103.0	5.0	PAR	PAR
NANAND000048	Askevold	76.5	88.5	12.0	PAR	PAR

Note: Intervals with assays not reported here have no consistent samples > 0.5% Copper over three meters or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refer to no significant intercept. PAR refers to pending assay results.

For 4Q22, we plan to execute 1,450 meters of exploratory drilling at the Otavi project, to test the far west extension of the T-13 mineralization with one rig and 3,200 meters of drilling at Namibia North project, being 2,000 meters to test the new discovered mineralization at the Askevold target and 1,200 meters to test upsides at the Deblin target with two rigs.

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General map of Nexa tenements in Namibia highlighting the active explorations targets and planned activities at the Otavi and Namibia North projects.

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Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil, Namibia, and Peruvian Greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, FMausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is starting the Aripuanã project as its sixth underground mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas. Nexa was among the top five producers of mined zinc globally in 2021 and also one of the top five metallic zinc producers worldwide in 2021, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 94473-1388

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